UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.     Name and Address of Reporting Person*

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker or Trading Symbol

       ISCO International, Inc. (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for Month/Day/Year

       10/23/2002

5.     If Amendment, Date of Original (Month/Day/Year)

6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)

       [x] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person





     *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)


2.     Transaction Date (Month/Day/Year)


3.     Transaction Code (Inst. 8)

             Code

             V


4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount


             (A) or (D)


             Price


5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.     Nature of Indirect Beneficial Ownership (Instr. 4)



     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

             Warrants

2.     Conversion or Exercisable Price of Derivative Security

             $0.20

3.     Transaction Date (Month/Day/Year)

             10/23/2002

4.     Transaction Code (Instr. 8)

             Code

             P

             V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)

                 2,809,500

             (D)


6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

                 10/23/2002

             Expiration Date:

                 04/15/2004

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:

                 Common Stock

             Amount or Number of Shares:

                 2,809,500

8.     Price of Derivative Security (Inst. 5)

             *

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

             2,809,500

10.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
        (Instr. 4)

             I

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

     Warrants are held by Manchester Securities Corporation, a wholly-owned subsidiary of the reporting person.


Explanation of Responses:

     *The reporting person received these warrants without additional charge in connection with a borrowing by the Issuer under a Loan Agreement dated as of October 23, 2002 to which the reporting person and the Issuer are parties.


     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: October 24, 2002

                 ELLIOTT ASSOCIATES, L.P.
                 By: Elliott Capital Advisors, L.P., as General Partner
                    By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President

                 **Signature of Reporting Person